SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem

CORPORATE POLICY

PE 1050-00022-EN-RISK MANAGEMENT

Revision Number: 1.0| Date: 5/17/2018

Copyright Braskem. All rights reserved.

1.	PURPOSE
2.	SCOPE
3.	REFERENCES
4.	DUTIES AND RESPONSIBILITIES
4.1	BOARD OF DIRECTORS
4.2	COMPLIANCE COMMITTEE
4.3	CHIEF EXECUTIVE OFFICER (“CEO”)
4.4	RISK MANAGEMENT GROUP
4.5	CORPORATE RISK MANAGEMENT AREA (COMPLIANCE)
4.6	BUSINESS OR SUPPORT AREAS
5.	POLICY
5.1	GENERAL PRINCIPLES
5.2	RISK MANAGEMENT PROCESS
5.2.1	Establishing the Context
5.2.2	Identification of Risks
5.2.3	Risk Analysis and Assessment
5.2.4	Prioritization of Risks
5.2.5	Treatment of Risks
5.2.6	Communication and Consultation
5.2.7	Monitoring and Critical Analysis
6.	MISCELLANEOUS
DEFINITIONS

1.     PURPOSE

To establish the Risk Management process, covering the stages of establishing the context and identifying, evaluating, prioritizing, treating, communicating and monitoring the Risks involved in the Company’s business activity, with a view to reduce the Company's level of exposure to losses.

The Risk Management process must form part of Braskem's Planning Cycle, proposed in the Company's leaders’ Action Program (“PA”).

2.     SCOPE

This Policy is applicable to Braskem S.A. and all its Subsidiaries, both in Brazil and abroad.

3.     REFERENCES

•         Company By-Laws

•         ISO 31000:2018 – Risk Management Guidelines

•         COSO ERM: 2017 - Corporate Risk Management Integrated with Strategy and Performance

•         Corporate Risk Management IBGC, 2017 (Corporate Governance Guidebooks)

4.     DUTIES AND RESPONSIBILITIES

4.1     BOARD OF DIRECTORS

•         Approve the Risk Management Policy;

•         Approve proposal of the Company Risk Appetite;

•         Approve the Risk Matrix (Heatmap) and the Risk Management work plan;

•         Evaluate the Company’s proposed Mitigation and Contingency Plans to respond to Risks; and

•         Monitor the Risk Matrix and the implementation of Mitigation and Contingency Plans.

4.2     COMPLIANCE COMMITTEE

•         Define and recommend to the Board of Directors for approval the Risk Management Policy;

•         Evaluate and recommend to the Board of Directors for approval the Company's Risk Matrix (Heat Map) and Risk Appetite;

•         Review and evaluate the planning of Risk Management work and notify the Board of Directors; and

•         Review and evaluate the Risk Management guidance documentation (governance, methodology, processes, and systems, among others).

4.3     CHIEF EXECUTIVE OFFICER (“CEO”)

•         Ensure the business’s participation in implementing Risk Management processes and methodology;

•         Incorporate the priorities and goals related to Risk Management into their Action Program;

•         Propose to the Board of Directors, after analysis and review by the Risk Management Group and evaluation by the Compliance Committee, the evaluation criteria of Risk Impact and Probability, the Risk Matrix and Appetite, as well as the Mitigation and Contingency Plans;

•         Present to the Board of Directors the results of monitoring of priority Risks.

4.4     RISK MANAGEMENT GROUP

•         Review the Risk Appetite proposal, including Risk Impact and Probability criteria;

•         Analyze the evaluation and prioritization proposals made by each Risk Owner to define the Corporate Risk Matrix;

•         Analyze the proposals for the treatment of each Risk to define the Mitigation and Contingency Plans.

4.5     CORPORATE RISK MANAGEMENT AREA (COMPLIANCE)

•         Submit for the approval of Braskem's Compliance Committee and Braskem - BL, and keep updated, the guidance documentation concerning Company Risk Management, which must contain, as a minimum, the associated methodology, processes and systems;

•         Propose to Braskem - BL the Risk Appetite criteria;

•         Know and impart knowledge to Team Members about Risks and Risk Management in order to foster the Risk Management culture at Braskem;

•         Prepare and review the Risk Management work plan; and

•         Execute and coordinate the Braskem Risk Management process, ensuring the application of the Risk Management methodology.

4.6     BUSINESS OR SUPPORT AREAS

•         Manage transactional Risks under their responsibility;

•         Propose to Corporate Risk Management area the Risk Appetite criteria that is acceptable in the process;

•         Keep the Corporate Risk Management area updated regarding priority Risks; and

•         Propose to Corporate Risk Management Area the treatment of Risks under their responsibility and ensure the preparation and execution of Mitigation and Contingency Plans.

5.     POLICY

5.1     GENERAL PRINCIPLES

Risk Management is a cyclical and continuous process used to identify, understand and respond to Risks that may impact the achievement of the Company’s established objectives. It aims to ensure that decision-makers have timely access to sufficient information about the Risks to which the Company is exposed, increasing the Probability of achieving their objectives and reducing Risks to acceptable levels. It also seeks to preserve the shareholders' tangible and intangible assets, the safety of people and the integrity of the environment and communities through better decision-making processes and appropriate treatment of Risks and negative Risk Impacts arising from their materialization.

5.2     RISK MANAGEMENT PROCESS

Braskem's Risk Management process is defined primarily based on the standards and documentation cited in section 3 "References", taking into consideration the specificities and organizational culture of Braskem.

The main objectives of the process are to:

•           Involve Team Members, Managers of the business/support areas and executives of the Company in the stages of the process;

•           Standardize concepts and practices;

•           Influence decision making;

•           Provide a dynamic and efficient flow of information;

•           Increase Braskem’s transparency to stakeholders;

•           Ensure that decision makers have timely access to information on Risks to which they are exposed; and

•           Ensure the adequate treatment of Risks, including mitigation to the extent possible, as well as the improvement of processes.

5.2.1   Establishing the Context

The Company's Risk Management Structure considers the following aspects:

a)    Understanding of the Company and its context – In order to define an appropriate framework for Risk Management, the Company’s external environment (financial, economic, regulatory environment, relations with stakeholders, etc.) and internal environment (governance model, organizational structure, strategic objectives, capital structure, access to credit, etc.) are analyzed through review of corporate materials, interviews with managers and sources of external information.

b)   Definition of the Company's Risk Appetite – The Company's Risk Appetite are defined in the Risk Matrix, which facilitates the analysis of Braskem's Risk Impact.

5.2.2   Identification  of Risks

The identification stage begins with a preliminary list of Risks, suggested by Corporate Risk Management area, called the Corporate Risk Dictionary, and considers information from various internal and external sources. Through interviews and meetings with business leaders and the review of applicable data, potential new Risks could be identified by business areas and update the Corporate Risk Dictionary.

Risks are classified into the following categories:

Strategic Risks

Risks associated with the Company's strategic decisions to achieve its business objectives and/or stemming from the lack of capacity or ability to protect itself or adapt to changes in the business environment.

Operational Risks

Risks arising from a lack of consistency and adequacy of information, processing and operational control systems, failures in the management of resources and internal controls or fraud that result in improper activities on behalf of the Company.

Financial Risks

Risks associated with the financial decisions stemming from the financial market (e.g. interest rates), credit (e.g. counterparty) and liquidity to honor commitments (e.g. mismatch between assets and liabilities).

Regulatory Risks	Risks associated with the regulatory environment stemming from noncompliance with laws and deviations from ethical conduct and the guidance documentation.

5.2.3   Risk Analysis and Assessment

Risk analysis and assessment involves an enhancement of the understanding of the Risks identified in the Risk identification phase. It begins with an examination of the causes and sources of Risk, their positive and negative Consequences and the Probability that these Consequences will occur.

Probability:

The qualitative and/or quantitative evaluation of the possibility of occurrence of the event within a certain time horizon. This can be evaluated based on a history of materialization of the Risk and/or the perception of the Risk Owner.

Risk Impact:

The Consequence of the occurrence of the event with positive or negative effects on the objectives.  This can be demonstrated in qualitative or quantitative terms and should take into consideration the characteristics of the affected Region, Business Unit, or Small Firm (e.g., size) to ensure an appropriately tailored Risk Impact analysis.

The result of the risk assessment, weighing Probability versus Risk Impact of its occurrence, is represented in the Risk Matrix or Heat Map.

Corporate Risk Management area is responsible to coordinate the project that allows all Business Leaders to perform the corporate risk assessment.

5.2.4   Prioritization of Risks

Prioritization of Risks assists Management’s decision-making regarding the direction and prioritization of the initiatives necessary to respond to the main threats to which the Company is exposed.  The Prioritization of Risks Impacts the subsequent Treatment of Risks.

The result of the evaluation of Risk Impact versus Probability allows for the positioning of Risk in a Heat Map and for the graphic visualization of prioritization and treatment of events.

5.2.5   Treatment of Risks

Treatment of Risks involves selecting one or more actions to mitigate Risks and prioritization in the implementation schedule. The Company may decide to implement temporary measures or controls to address a Risk, until a definitive solution is implemented. Risk treatment may include adding new controls or modifying existing ones to provide for a more robust and transparent controls environment.

Alternatives for Risk Treatments

a)     Risk Avoidance: Eliminating the process or action that generates the Risk event.

b)     Risk Reduction: Creating controls that minimize the potential exposure of the Risk event, thus reducing the Risk Impact on the business and/or the Probability of occurrence.

c)     Transference of Risk: Continuing the operation with the guarantee that if the Risk materializes, financial responsibility or responses to damages is transferred and/or shared with third party guarantors.

d)     Acceptance of Risk: Operating with the current, existing control structure or accepting the potential materialization of the Risk, if there are no additional controls or their implementation is not possible from an economic point of view and the Risk Impact is manageable.

5.2.6   Communication and Consultation

Communication and consultation involves the implementation of continuous and iterative processes to provide, share or obtain information, including by ensuring the dissemination of the results of the Risk Management process to applicable Management, and to engage in dialogue with stakeholders about the general Risk situation and the measures taken by the Company. Its purpose is to make prevention, detection and remediation actions effective.

In addition, the CEO must maintain communication with the Board in order to ensure the updating, participation and alignment of the Risk Management process, in compliance with the Company's governance.

5.2.7   Monitoring and Critical Analysis

Risk monitoring aims to evaluate the effectiveness of the Risk Management process and internal controls through continuous management activities and/or independent evaluations. It also seeks to ensure correct operation and to identify opportunities for improvement.

This consists of verification, supervision and critical observation performed on an ongoing basis to identify changes in the level of performance that is required or expected.

Corporate Risk Management area is responsible for monitoring the progress of the action plans that minimize exposure to the Company's Risk.

6.     MISCELLANEOUS

Team Members are responsible to know and understand all Normative Documents applicable to them. Similarly, Leaders are responsible to ensure that all of their Team Members understand and abide by the applicable Normative Documents of the Company.

Team Members who have questions or concerns about this Policy, including the scope, terms or obligations of this document, should contact the Corporate Risk Management area or their Leader.

Violations of any of the Company's Normative Documents can result in serious consequences to Braskem and the Team Members involved. Therefore, failure to follow this Policy or to report a known violation thereof  may result in disciplinary action for any Team Member(s) involved.

Braskem Board of Directors

DEFINITIONS

“Action Program” or “PA”:  Agreement between Leader and Team Member that defines the Team Member’s responsibilities and the Leader’s commitment regarding the follow-up, evaluation, and judgment of the Team Member based on his/her performance.

"Braskem" or "Company": Braskem S.A. and all of its subsidiaries in Brazil and abroad.

“Board” or “BD-BAK”: Board of Directors of Braskem S.A.

“CC-BAK” or “Compliance Committee”: Compliance Committee of the Board of Directors of Braskem S.A.

“CEO”:  Braskem Business Leader; the global leader of Braskem, known in Brazil as LN Braskem and abroad as Braskem’s the Chief Executive Officer (“CEO”).

“Consequence” or “Consequence of Risk”: Result of the materialization or concrete realization of a Risk.

"Contingency Plan": Set of measures that must be adopted in the event of materialization of the Risk, in order to minimize the negative Consequences for Braskem and ensure the continuity of its business activities.

"Corporate Risk Management" or “Risk Management”: Set of measures that must be adopted in the event of materialization of the Risk, in order to minimize the negative Consequences for Braskem and ensure the continuity of its business activities.

"Management": Leaders with delegation of executive decision making powers, including the Braskem-Business Leaders (Braskem - BL), VPs and Leaders of Dynamic Organization or Small Business.

"Mitigation Plan": A set of measures adopted to reduce the Risk Impact and/or Probability of materialization of the Risk to a level that is consistent with Braskem's Risk Appetite.

"Probability":  Qualitative and/or quantitative evaluation of the probability of occurrence of the Risk. This evaluation can be made based on a history of the materialization of Risk, Braskem's control structure and/or the Risk Owner's perception.

"Risk(s)": Possibility that an event will occur and adversely affect the Company causing a deviation from expectations (positive or negative) and generating uncertainty in the achievement of Braskem's objectives.

“Risk Appetite”: The maximum level of exposure that the Company is willing to accept in relation to the Risk(s) in order to fulfill its objectives and add value for the stakeholders. Risks that a Company is prepared to seek, maintain or assume.

“Risk Dictionary”: Information base that concentrates and standardizes the description of Risks as well as their categories and subcategories.

"Risk Impact": Qualitative and/or quantitative evaluation of the effect or Consequence of the materialization of the Risk at the Company to which the Company may be exposed or against which it is unprotected. The Risk Impact assessment can be performed on the basis of multiple tangible or intangible criteria, such as: Financial, Image and Regulatory criteria, among others. The risk assessment must be done based on the risk assessment criterion.

“Risk Management Group”: Composed of the CEO, Persons Responsible for Business Support (“RAEs”), Vice-Presidents (“VPs”) and by the Corporate Risk Management Leader.

“Risk Management Structure”: Consolidation of the methodological foundations and organizational definitions for implementation, monitoring and continuous improvement of the Company’s Risk Management.

“Risk Matrix” or “Heat Map”: Graphical representation of exposure of the Risk Impact versus Probability of identified Risks.

“Risk Owner” : Team Member appointed by the Company to monitor, create and implement action plans in order to mitigate the materialization of the Risk.

“Team Member(s)”: Braskem’s employees at all levels, including officers, Board members, directors, interns and apprentices (as applicable by geographical location).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.